MANAGEMENT’S DISCUSSION & ANALYSIS – 2013 FIRST QUARTER

This MD&A was prepared by management as at May 8, 2013, and was reviewed and approved by the Audit Committee. The following discussion of performance, financial condition and future prospects should be read in conjunction with the condensed consolidated interim financial statements of Nevsun Resources Ltd. (the Company or Nevsun) and notes thereto for the quarter ended March 31, 2013, as well as the 2012 audited consolidated financial statements, the annual 2012 MD&A, and the 2012 Annual Information Form (“AIF”) dated March 20, 2013. The information provided herein supplements but does not form part of the financial statements. This discussion covers the three month period ended March 31, 2013, and the subsequent period up to the date of issue of this MD&A. Unless otherwise noted, all dollar amounts are stated in thousands of United States dollars. Additional information relating to the Company is available at www.sedar.com.

Forward looking statements

This report contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s mine operations are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, lenders, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the Company incurs unanticipated costs as a result of the transition from the oxide phase of the Bisha mining operations to the copper phase in 2013; or (x) the assumptions used in current planning for the pyrite sand ore turn out to be incorrect. Other risks are more fully described in the Company’s Management Discussion and Analysis for the fiscal year ended December 31, 2012, which is incorporated herein by reference. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law. For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Please see the Company’s Annual Information Form for the fiscal year ended December 31, 2012 and the Company’s Management Discussion and Analysis for the year ended December 31, 2012 for a more complete discussion of the risk factors associated with our business.

Business of the Company

The principal business of Nevsun is the operation of the Bisha Mine in Eritrea, located in northeast Africa, through Nevsun’s 60%-owned Eritrean-registered subsidiary, Bisha Mining Share Company (BMSC). The Company is involved in all aspects of Bisha operations, including exploration, development, extraction, processing and reclamation.

BMSC’s significant exploration and development projects include the construction of the Bisha Mine copper flotation circuit, exploration of the Northwest Zone, which is a potential satellite deposit to Bisha, and exploration within its existing mining licenses and of the Mogoraib license area, acquired in late Q4 2012, including the historical Hambok mineral resource.

Nevsun is listed for trading on both the Toronto Stock Exchange (TSX) and NYSE MKT LLC (NYSE MKT) stock exchanges under the symbol NSU.

First quarter highlights
  Produced 42,300 ounces of gold
  Revenues of $71.1 million on 41,500 ounces of gold and by-product sales of 180,000 ounces of silver
  Cash cost of $563 per ounce of gold sold(1)
  Net income attributable to Nevsun shareholders was $10.6 million, $0.05 per share
  Identified additional gold and silver bearing material (pyrite sands) in the Bisha Main pit
  Copper flotation plant construction on schedule, on budget and nearly complete
  Paid $0.05 dividend per share on January 15, 2013
  Maintained strong balance sheet with over $400 million in working capital
(1)	Cash cost per ounce sold includes royalties and is a non-GAAP measure; see page 9 for more information.

Corporate Social Responsibility Report

During April 2013 the Company published its 2012 Corporate Social Responsibility Report which can be accessed on the Nevsun website at http://www.nevsun.com/responsibility/reporting/.

Outlook

2013 Objectives

  Maintain top quartile safety performance at Bisha operations
  Execute on social and environmental commitments
  Deliver copper expansion on budget following completion of the gold phase in mid-2013
  Evaluate extension of gold phase into Q3 pending completion of technical and economic analysis
  Transition to copper production immediately following gold phase completion
  Produce 80 - 90 thousand ounces gold and 60 - 80 million pounds copper (pending pyrite sand decision)
  Obtain expanded exploration rights and commence generative exploration
  Progress drilling in preparation for future Northwest and Hambok mineral resource statements
  Continue paying peer leading dividends

Operations

BMSC has recently encountered high grade pockets of transition supergene ore, termed pyrite sands, in the Bisha Main pit. While it is found in the transition zone between the oxide and supergene phases, the mineralogy of transition supergene ore is different from the previously disclosed pockets of high grade ore found in the acid domain. While further quantification including assaying, mineralogy test work and surveying are progressing, the Company estimates there are approximately 250,000 tonnes of transition supergene material varying from 3 to 10 grams per tonne gold and exceeding 100 grams per tonne silver, with some pockets at even higher grades. This pyrite sand material has the potential to add significant additional value.

As the transition supergene ore is pyritic, it cannot be processed in the carbon-in-leach (CIL) plant. Pending ongoing test work and economic analysis, the Company will likely concentrate some of this transition supergene material through the new copper flotation plant. Current estimates of the processing time of this material are six to seven weeks. The resultant precious metals concentrate will then either be sold directly, blended with copper concentrate or a combination of these two options.

On cessation of gold production, BMSC will commence commissioning copper concentrate production and optimization of the new facilities. Taking into account the time to process pyrite sands, copper production would then be delayed into late Q3 2013, with completion of ramp up to commercial production in Q1 2014.

After the conclusion of gold production, BMSC will de-commission and retain the CIL plant so that it could be re-commissioned should BMSC’s regional exploration efforts yield more oxide deposits.

Exploration

In February 2013, the Company announced that it completed a review of the exploration potential for its mining and exploration licenses, which highlighted a large number of high quality untested targets both in the immediate Bisha Mine area and surrounding properties. The Company has formulated a strategy to assess their potential and has commenced testing these targets. The Company has budgeted $9 million for exploration in 2013 to fund approximately 18,400 meters of drilling, data evaluation and mineral resource estimation.

Bisha Mine Area Exploration

BMSC recently completed a review of the geophysical and geochemical database for the immediate Bisha Mine area. This review highlighted a substantial number of targets that had not been tested or were only partially tested prior to the commencement of mine development. Many of these targets are immediately along strike of Bisha or immediately underneath the known resource and have the potential to provide near term new resources for the Bisha operations. In Q2 2013, BMSC will begin testing these high priority targets with an initial 2,400 meters of drilling.

Northwest Zone

The Northwest Zone, located 1.2 kilometers northwest of the Bisha plant facilities, was discovered in 2003. Follow-up exploration work from 2004 to 2006 defined a 600 meter long zone of massive and stringer sulphide mineralization. Further work was deferred from 2007 to 2010 while the Bisha main deposit was being prepared for mining. A program of in-fill drilling designed to define an initial maiden resource began in 2011 and remains in progress. The deposit remains open to the north, south and at depth, and a poorly defined zone of new mineralisation has been discovered to the east. Additional exploration drilling to explore these possible extensions is proposed for H2 2013 as is an RC program to further evaluate the oxide gold potential.

It is anticipated that a new NI43-101 mineral resource estimate will be completed in concert with an updated mineral resource at Bisha and at Hambok with an effective date end of 2013.

Hambok Historical Resource Estimate and Further Drilling

Hambok is a copper-zinc massive sulphide zone located 16 kilometers southwest of the Bisha mill and has an historical NI43-101 resource estimate completed by the previous owner in 2009 on 57 historical diamond holes totalling 13,245 meters. Between 2010 and 2012, an additional 33 holes totaling 10,923 meters of in-fill diamond drilling and 42 holes totaling 2,675 meters of reverse circulation drilling targeting near surface gold potential was completed to further define the zone by the previous owner. BMSC is in the process of updating the resource estimate to include this new drill information in addition to planning further drilling. BMSC’s objective is to determine if there are sufficient economic resources to truck to the Bisha mill.

BMSC also believes there is good evidence that there is significant resource expansion potential in the immediate Hambok area. Hambok mineralisation has not been closed off along strike to the north or south and compilation of a significant amount of historical geophysical and geochemical data has highlighted targets to the immediate west of the deposit and to the north in the Ankerite area. BMSC has budgeted 2,000 meters of drilling to be completed at Hambok beginning in Q2 2013 to evaluate these high potential targets.

Mogoraib Regional Exploration

Preliminary analysis of historical data across the Mogoraib license has highlighted a number of primary targets of interest for additional exploration. Two of the areas have not been drilled previously and one area has seen only limited drilling with positive results. Although BMSC does not plan to drill test the areas in 2013, ground evaluation will begin in 2013 with a plan to pursue target testing in 2014.

Other Expansion Plans

During Q2 2013, the Company will consider the strategic timing of when to commence detailed design for the future zinc flotation circuit at the Bisha Mine. Also, the Company continues to review opportunities to acquire other gold and copper assets.

Highlights of the Bisha Mine

The Bisha Mine is a gold, copper and zinc deposit that is projected to have a strong economic return over the remaining twelve year mine life. Nevsun is a 60% shareholder in BMSC, which owns and operates the Bisha Mine. The remaining 40% interest is held by the Eritrean National Mining Corporation (ENAMCO) and is referred to as the non-controlling interest herein. The top layer of the deposit is gold oxide material lying at surface that allowed an early payback of gold phase capital and has allowed for complete funding of the copper phase expansion. The copper flotation plant construction is nearly complete and some preliminary commissioning work has already started.

The remainder of commissioning, including the introduction of ore into the circuit will take place upon completion of the gold phase, with copper concentrate production ramping up to commercial production in late 2013 or early 2014. The Mine has the full support of the Eritrean Government, whose senior representatives assist Nevsun in expediting development and operations.

The Bisha Mine production profile from January 1, 2013, onwards is provided below. The supergene and primary production statistics provided below are based on the technical report titled “Bisha Polymetallic Operation, Eritrea, Africa NI 43-101 Technical Report” prepared by independent engineers (effective date of reserves and resources May 31, 2012) (the Oxide Estimate) and dated August 31, 2012 (the 2012 Technical Report) and are subject to the assumptions, qualifications and procedures set out in the 2012 Technical Report. For a complete description of such assumptions, qualifications and procedures, reference should be made to the full text of the 2012 Technical Report which is available for review on SEDAR under the profile for the Company located at www.sedar.com.

(1)	The gold oxide forecast includes Harena oxides and exceeds what was predicted from the mineral reserve estimate included in the 2012 Technical Report. With the increased gold production, the start of supergene phase is scheduled for second half 2013 in the above schedule, whereas the 2012 Technical Report scheduled the start of supergene phase in early Q2 2013
(2)	Does not include additional pyrite sand material recently exposed at base of oxides, currently estimated at approximately 250,000 tonnes with high contained precious metals ranging from 3 to 10 grams gold per ore tonne and considerable silver. Further metallurgical testing and processing options are currently being explored to try to obtain clarity on better estimated tonnage, grades and recoveries.
(3)	Includes Harena sulphides.
(4)	The mine plan for the purposes of reserves determination contemplates a period of co-processing supergene and primary ores, but BMSC has not made a final determination on the details of this approach. BMSC will continue to evaluate and will advise if and when the approach is adopted.

Operating review
Key operating information – Bisha Mine:
	Q1 2013	Q1 2012
Ore mined, tonnes	475,000	349,000
Waste mined, tonnes(1)	1,925,000	1,826,000
Strip ratio (using BCMs)	5.1	6.2
Copper phase prestrip, tonnes	-	739,000
Tonnes milled	432,000	430,000
Gold grade (g/t)	4.14	6.58
Recovery, % of gold	79%	86%
Gold in doré, ounces produced	42,300	82,000
Gold ounces sold	41,500	83,100
Gold price realized per ounce	$1,592	$1,712
Cash cost per ounce sold(2)	$563	$277
(1)	All waste tonnes mined reflect updated rock density estimates.
(2)	Cash cost per ounce sold includes royalties and is a non-GAAP measure; see page 9 for more information.

Approximately half of the ore mined in Q1 2013 came from the Harena satellite deposit, which is lower grade than Bisha, hence the drop in feed grade from Q1 2012 of 6.58 g/t to 4.14 g/t in Q1 2013. Mining of the oxide material at the Harena deposit is nearing completion. The strip ratio was expected to be higher in Q1 2013 as compared to Q1 2012, as the plan was to move more waste in Q1 2013 than was actually achieved. The lower than planned waste mined resulted from a combination of equipment availabilities, which negatively impacted the mining schedule, coupled with subgrade mineralised waste being reclassified as ore as it was required to blend with the high grade Bisha acid ores.

Gold recovery of 79% for Q1 2013, which was less than the 86% experienced in Q1 2012, was as expected and was attributable to changes in ore mineralogy. The reduction of gold ounces sold to 41,500 in Q1 2013 from the 83,100 ounces sold in Q1 2012 is due to the lower level of gold produced in Q1 2013, which was a result of lower grades and mill recoveries.

Gold cash costs per ounce for Q1 2013 were $563 on 41,500 ounces sold, which included $124 per ounce in silver by-product credits, an increase in cash cost per ounce as compared with $277 in Q1 2012, including $86 per ounce in silver by-product credits. The increase in cash operating costs in Q1 2013 compared to Q1 2012 is primarily attributable to a reduction in gold ounces sold and the accompanying increase in mining and milling costs per ounce produced, which is in accordance with management’s expectations, partly offset by higher silver by-product credits. Cash operating cost per ounce sold includes royalties and is a non-GAAP measure; see page 9 for more information.

Copper phase development

The Company continued work on copper phase development activities during Q1 2013, expending $16,665 on the copper phase during the period. Total capital for the copper phase expansion is budgeted to be approximately $125,000, including the copper plant, port facilities and concentrate container transport and handling equipment. The Company is taking the same approach to eliminate price risk on construction that it was successfully able to accomplish during the build of the gold plant. The same firm as was used for the gold plant development; SENET of South Africa, is the engineering, procurement, and construction management contractor. As at March 31, 2013, $101,561 had been spent, ordered or arranged, and as at May 8, 2013, construction was nearly complete and some commissioning work had begun.

Photos of the expansion can be found at www.nevsun.com/projects/photogallery/copperphase.

Selected quarterly financial information

Selected consolidated financial information from continuing operations for the most recent eight quarters (unaudited) are presented below.

	2013 1st	2012 4th	2012 3rd	2012 2nd
Revenues	$71,130	$98,944	$169,992	$147,713
Operating income	37,779	59,893	125,482	109,671
Net income for the period	19,503	35,432	75,636	66,865

Net income attributable to Nevsun shareholders	10,625	20,245	44,211	39,568
Earnings per share attributable to Nevsun shareholders – basic(1)	0.05	0.10	0.22	0.19
Earnings per share attributable to Nevsun shareholders – diluted(1)	0.05	0.10	0.22	0.19

	2012 1st	2011 4th	2011 3rd	2011 2nd
Revenues	$149,390	$170,868	$186,502	$136,085
Operating income	110,628	129,254	146,944	101,947
Net income for the period	68,763	78,336	89,200	60,605

Net income attributable to shareholders	41,238	46,652	53,323	35,287
Earnings per share attributable to Nevsun shareholders – basic(1)	0.21	0.23	0.27	0.18
Earnings per share attributable to Nevsun shareholders – diluted(1)	0.20	0.23	0.27	0.17
(1)	Total earnings per share attributable to Nevsun shareholders for the four quarters of 2012 when added together do not agree to the annual figures due to rounding differences.

Results of operations - first quarter 2013 review

The following variances result when comparing operations for the three months ended March 31, 2013, with the same period of the prior year (in US $000s except per ounce data):

Revenues: The Company’s Q1 2013 revenues of $71,130 (Q1 2012 – $149,390) are comprised of gold sales of $65,989 (Q1 2012 - $142,262) and silver by-product sales of $5,141 (Q1 2012 - $7,128). Revenues included sales of 41,500 ounces of gold (Q1 2012 – 83,100 ounces) at an average realized price of $1,592 per ounce (Q1 2012 – $1,712 per ounce). By-product revenues for Q1 2013 included sales of 180,000 ounces of silver (Q1 2012 – 216,000 ounces) at an average realized price of $28.56 per ounce (Q1 2012 – $33.00 per ounce). Lower Q1 2013 gold sales and by-product sales of silver, compared to Q1 2012, were a result of lower average selling prices realized and fewer ounces produced and sold.

Operating expenses: The Company recorded operating expenses for Q1 2013 of $25,136 (Q1 2012 - $23,127). The increase from the comparative period results from higher costs of plant and equipment maintenance, mill consumables, and labour.

Royalties: The Company incurs a 5% precious metals royalty on its gold and silver doré sales. In Q1 2013 royalty expenses of $3,611 (Q1 2012 - $7,361) were recorded. In Q1 2013 the Company sold fewer gold and silver ounces and realized lower selling price per ounce than in the same quarter in the prior year, resulting in lower royalties than in Q1 2012.

Depreciation and depletion: In Q1 2013 depreciation and depletion of $4,604 (Q1 2012 - $8,274) was recorded. Depreciation is primarily calculated using the units-of-production method with gold ounces produced and ore tonnes mined as the basis for the calculation. The lower mine production volumes in Q1 2013 account for the decrease in depreciation and depletion in Q1 2013 from Q1 2012.

Administrative: Administrative costs in Q1 2013 were $3,017, up from $421 in Q1 2012. Share-based payments expense was $789 in Q1 2013 compared to a credit of $1,039 in Q1 2012. In Q1 2012, share-based payments reflected a non-cash credit of $1,362 to the share appreciation rights liability related to the decrease in the Company’s stock price. In Q1 2013, the share appreciation rights liability increased resulting in an expense of $81. Also contributing to the increase in share-based payments is a non-cash charge of $708 (Q1 2012 - $323) related to the timing of issuance and vesting of options. Corporate salaries and employee benefits rose from $542 in Q1 2012 to $1,081 in Q1 2013, reflecting the addition of several new senior executives, recruitment and increases in salaries and wages. Other administrative expenses increased from $918 in Q1 2012 to $1,147 in Q1 2013, reflecting increased office rent and other general and administrative expense associated with the additional corporate staff.

Finance costs: Finance costs in Q1 2013 of $204 and Q1 2012 of $153 are entirely attributable to accretion on provision for closure and reclamation.

Income taxes: Income tax expense for Q1 2013 of $15,875 (Q1 2012 – $42,408) is comprised of current income tax expense of $10,167 (Q1 2012 – $49,555) related to the BMSC mining operations and deferred income tax expense of $5,708 (Q1 2012 – recovery of $7,147).

Net income: Net income for Q1 2013 was $19,503 (Q1 2012 - $68,763) of which $8,878 (Q1 2012 - $27,525) is attributable to non-controlling interest and $10,625 (Q1 2012 - $41,238) is attributable to Nevsun shareholders.

Liquidity and capital resources

The Company’s cash and cash equivalents at March 31, 2013 was $335,168 (December 31, 2012 – $396,404). Working capital, including cash and cash equivalents, was just over $400,000, approximately the same as at December 31, 2012. The Company believes that its cash and cash equivalents, along with ongoing cash flows, will be sufficient to meet its operating and development cash requirements.

During Q1 2013, cash used in operating activities was $22,945 (Q1 2012 – used $39,154). In Q1 2013, the Company paid $44,484 (Q1 2012 - $114,432) in income taxes related to the prior year’s tax liability in Eritrea.

The Company used $28,422 in investing activities in Q1 2013 (Q1 2012 – $16,717). The Company spent $7,706 on sustaining and expansion capital in Q1 2013 compared to $3,977 in Q1 2012. Expenditures on property, plant and equipment related to the copper phase in Q1 2013 were $16,665 compared to $10,959 in Q1 2012. The Company also spent $3,897 on exploration and evaluation work during Q1 2013 compared to $659 in Q1 2012.

The Company used $9,869 in its financing activities in Q1 2013 (Q1 2012 – used $12,318). During Q1 2013, the Company paid dividends to shareholders of $9,949 (Q1 2012 - $10,013). In Q1 2012, the Company received a partial payment of $6,770 and related interest of $230 on the amount due from the non-controlling interest. No such proceeds were received in Q1 2013. In Q1 2012, the Company distributed $10,000 to non-controlling interest. No amounts were distributed to non-controlling interest in Q1 2013.

Commitments and contractual obligations
As of March 31, 2013, the Company had the following contractual obligations:
	Total	Less than 1 year	2-3 years	4-5 years	Over 5 years
Purchase commitments and contractual obligations	$29,569	$29,569	$-	$-	$-
Mine closure and restoration	29,600	449	884	399	27,868
Minimum operating lease payments	4,348	4,348	-	-	-
Total contractual obligations	$63,517	$34,366	$884	$399	27,868

The Company also has a letter of credit to cover remediation liabilities of Bisha to $7,500 at a cost of 1% per annum.

The above table includes the Company’s estimated obligation for mine closure and restoration following completion of mining activities at the Bisha Mine and is based on the level of known disturbance at the reporting date, known legal requirements and estimates prepared by a third party specialist. Based on the specialist’s conclusions, the undiscounted amounts of the estimated obligations for restoration and closure of the operations, adjusted for estimated inflation of 3%, are approximately $29,600. While the Company has recorded the fair value for the mine closure and restoration obligation using a pre-tax discount rate of 4.84%, the amounts reflected in the above table represent the undiscounted amounts estimated at the time of payment. Ongoing reclamation costs incurred as part of normal mining operations are expensed as incurred.

Off-Balance Sheet arrangements

The Company has not entered into any specialized financial agreements to minimize its commodity risk, investment risk or currency risk. There are no off-balance sheet arrangements.

Contingencies

Two putative class actions were filed in the United States District Court for the Southern District of New York, on March 13, 2012 and March 28, 2012, respectively, naming the Company and certain officers of the Company as defendants (hereafter the US Actions). The plaintiffs assert claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, based on alleged misrepresentations and omissions relating to the amount of gold reserves at the Bisha Mine. The plaintiffs purport to bring suit on behalf of all purchasers of the Company's publicly traded securities between March 31, 2011, and February 6, 2012. Plaintiffs seek unspecified damages, interest, costs and attorneys' fees on behalf of the putative class. By order of court, the two cases have been consolidated, and a consolidated amended complaint was filed on August 21, 2012. The consolidated amended complaint expanded the purported class period to run from March 28, 2011, until February 6, 2012, and asserted alleged misrepresentations and omissions relating the Bisha Mine’s “strip ratio” throughout 2011, the omission of “material negative trends,” allegedly in violation of a disclosure duty under US Regulation S-K, and the departure of certain senior executives at the Bisha Mine. On September 20, 2012, the Company filed a motion to dismiss all claims against the Company and its officers. The legal briefing of that motion was completed on November 7, 2012, and the Company is awaiting a ruling from the courts.

A putative class action also was filed in the Ontario Superior Court of Justice on July 12, 2012, naming the Company and certain officers of the Company as defendants (hereafter the Canadian Actions). The plaintiff’s Statement of Claim asserts claims for (i) violation of certain provisions of the Ontario Securities Act, as well as the equivalent statutes of other provinces, (ii) negligent misrepresentation, and (iii) vicarious liability of the Company, based on alleged misrepresentations and omissions relating to the amount of gold reserves, and the grade of the mineable gold reserves, at the Bisha Mine. The plaintiffs purport to bring suit on behalf of all purchasers of the Company’s publicly traded securities between March 31, 2011, to and including February 6, 2012, including purchasers of the Company’s stock on the Toronto and American Stock Exchanges. The plaintiffs amended their claim on February 13, 2013, to add further detail to their factual allegations. The Canadian Actions are based on essentially the same set of facts and the same alleged misrepresentations as the US Actions. The plaintiff seeks damages in the sum of $100 million plus interest and costs, on behalf of the putative class. The Canadian Actions are expected to proceed more slowly than the US Actions, due to differences between US and Canadian procedural rules.

It is not possible at this time to estimate the ultimate outcome of the US and Canadian Actions. The Company believes the allegations are without merit and will vigorously defend itself in these actions.

Outstanding share data

As of May 8, 2013, the Company had 199,007,815 shares and 10,832,500 options issued and outstanding.

Non-GAAP measure

Cash cost is a non-GAAP (Generally Accepted Accounting Principles) performance measure which does not have any standardized meaning within International Financial Reporting Standards (IFRS) and therefore may not be comparable to similar measures presented by other companies. Cash costs include all costs absorbed into inventory, as well as royalties and by-product credits, but exclude depreciation and depletion, share-based payments, reclamation, and exploration costs, as well as capital expenditures. Total cash costs are divided by ounces of gold sold to arrive at per ounce cash costs. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

Cash cost per ounce sold:
	Three months ended March 31,
	2013	2012
Costs of sales	$33,351	$38,762
Less silver by-product sales	(5,141)	(7,128)
Less non-cash items:
Depreciation and depletion	(4,604)	(8,274)
Share-based payments expense	(221)	(337)
Cash operating costs	$23,385	$23,023
Gold ounces sold during operating period	41,500	83,100
Cash cost per ounce sold	$563	$277

Financial instruments and risk management

A description of financial instruments and types of risks that the Company is exposed to and its objectives and policies for managing such risks is included in the Company’s MD&A for the year ended December 31, 2012, dated March 20, 2013, which is available on SEDAR at www.sedar.com.

Proposed transactions

The Company continually reviews opportunities for growth, however, there are no proposed asset or business acquisitions or dispositions currently under offer.

Critical accounting policies and estimates

The Company's consolidated financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). The significant accounting policies applied and recent accounting pronouncements are described in Note 3 and Note 4 to the Company's 2012 annual consolidated financial statements, respectively.

In preparing the condensed consolidated interim financial statements in accordance with the IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. Actual results could differ from those estimates. Management reviews its estimates and assumptions on an ongoing basis using the most current information available. Revisions to estimates and the resulting effects on the carrying values of the Company’s assets and liabilities are accounted for prospectively. For a description of the critical judgements in application of accounting policies and information about assumptions and estimation uncertainties, refer to the Company’s MD&A for the year ended December 31, 2012, which is available on SEDAR at www.sedar.com.

Internal control over financial reporting

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.

The Company’s management has determined that there has been no change in the Company’s internal control over financial reporting during the three months ended March 31, 2013, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Changes in accounting standards including initial adoption

During the quarter ended March 31, 2013, the following accounting standards were adopted by the Company:

Consolidation

In May 2011, the IASB issued IFRS 10 – Consolidated Financial Statements (“IFRS 10”), which supersedes SIC 12 – Consolidation – Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 – Consolidated and Separate Financial Statements. IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 10 establishes control as the basis for an investor to consolidate its investees and defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee.

In addition, the IASB issued IFRS 12 – Disclosure of Interests in Other Entities (“IFRS 12”) which combines and enhances the disclosure requirements for the Company’s subsidiaries and associates. The requirements of IFRS 12 include enhanced reporting of the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated financial statements. IFRS 12 is also effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

Given the nature of the Company’s interest in other entities, the adoption of IFRS 10 and IFRS 12 did not have an impact on the Company’s consolidated financial statements and disclosures.

Fair value measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement (IFRS 13) as a single source of guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application. The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

The adoption of IFRS 13 did not have an impact on the Company’s consolidated financial statements or disclosures.

The following standard that may be relevant to the Company has been introduced or revised by the IASB:

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at fair value through profit and loss, financial guarantees and certain other exceptions. In response to delays to the completion of the remaining phases of the project, on December 16, 2011, the IASB issued amendments to IFRS 9 which deferred the mandatory effective date of IFRS 9 from January 1, 2013 to annual periods beginning on or after January 1, 2015. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9.

The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Related party transactions

Except for those transactions with the non-controlling interest disclosed in this MD&A and in the March 31, 2013, condensed consolidated interim financial statements, there were no material transactions with related parties during the three months ended March 31, 2013 and 2012.

Risk factors

The operations of the Company are highly speculative due to the high-risk nature of its business in the mining industry. A list of some of the risks the Company faces are included in the section titled “Risk Factors” in the Company’s Annual Information Form and 2012 annual MD&A, dated March 20, 2013. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. If any of the foregoing risks actually occur, the Company’s business, financial condition and operating results could be adversely affected.

NYSE MKT corporate governance

The Company’s common shares are listed on NYSE MKT, which was previously the American Stock Exchange. Section 110 of the NYSE MKT company guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by U.S. domestic companies pursuant to NYSE MKT standards is posted on the Company’s website athttp://www.nevsun.com/corporate/governance/nyse-amex/ and a copy of such description is available by written request made to the Company.

Cautionary note regarding preparation of Mineral Reserves and Resources

This MD&A uses the terms “reserves” and “resources” and derivations thereof. These terms have the meanings set forth in Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (NI 43-101) and the Canadian Institute of Mining, Metallurgy and Petroleum’s Classification System (CIM Standards). NI 43-101 and CIM Standards differ significantly from the requirements of the United States Securities and Exchange Commission (the SEC). Under SEC Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that is “part of a mineral deposit which could be economically and legallyextracted or produced at the time of the reserve determination”. In addition, the term “resource”, which does not equate to the term “reserve”, is not recognized by the SEC and the SEC’s disclosure standards normally do not permit the inclusion of information concerning resources in documents filed with the SEC, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. Accordingly, information concerning descriptions of mineralization and resources contained in this Management’s Discussion and Analysis may not be comparable to information made public by US domestic companies subject to the reporting and disclosure requirements of the SEC.